TRENCH ELECTRIC B.V.

FORM 6-K Equivalent

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.*

For the Month of April, 2004.

Trench Electric B.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Prof. JH Bavincklaan, 1083 AT, Amstelveen, The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

*	This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

TRENCH ELECTRIC B.V.

TABLE OF CONTENTS

Item		Page

1	Press Release	3

	Signature	4

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TRENCH ELECTRIC B.V.

28 April 2004

CVC ANNOUNCES SUCCESSFUL SALE OF TRENCH

CVC Capital Partners (“CVC”), a leading European private equity firm, has today agreed to sell 100% of the share capital in Trench Electric Holdings BV (“Trench”), a world leader in the design and manufacture of high voltage components, to Siemens AG (“Siemens”). The consideration is US$340 million on a debt free, cash free basis.

CVC acquired Trench from BBA plc in 1997, when it backed a management buyout of the business. Subject to receiving regulatory approval, the sale is expected to be completed in the second half of 2004.

Trench is a world leader in power engineering and the design of specialised electrical products, with sales of US$280 million and operating income of US$42 million in the year ended 31 December 2003. The company has over 40 years of proven experience, serving customers in the utility and industrial markets around the globe. The company’s major product categories include reactors, instrument transformers, bushings and line traps. Trench is a global business, with operations in North America, Europe, Brazil and China.

Howard Poulson, Chairman and Chief Executive Officer of Trench, commented:

“CVC has provided the management of Trench with substantial support over the years, which has helped build the company into a world leader in the field of high voltage components. We now look forward to the next chapter of the company’s development as part of the Siemens group.”

Marc Boughton, Partner of CVC, added:

“CVC has supported Trench’s international expansion, including its growth in China and Brazil. Trench is now a world leader in its specialised field and we would expect it to continue to prosper under the ownership of Siemens. Trench has been a very successful investment for CVC. We have enjoyed working with the management team and wish them well for the future.”

After completion of the transaction it is intended that either Trench Electric BV (a subsidiary of Trench) or Siemens AG (or an affiliate) will redeem Trench’s outstanding 10.25% Senior Subordinated Notes due 2007; such transaction will be effected in accordance with the terms of the related Indenture dated 16 December 1997. The consideration to be received in connection with this transaction will be sufficient for the purpose of redeeming these notes.

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TRENCH ELECTRIC B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this: 28th April 2004

TRENCH ELECTRIC B.V.

By:

Michael J. Bissell
Group Finance Director

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